AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
February 15, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Linda van Doorn
Joseph Ucuzoglu
Karen Garnett

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     As requested, we have calculated a range of valuations for the Class V through Class IX HPU programs using a valuation methodology described by the staff that is referenced to the value of the common stock of Apartment Investment and Management Company (“Aimco”) at the end of the measurement period (the “Alternative Methodology”) in addition to the valuation methodology used by Lehman Brothers (the “Lehman Methodology”).
     On Attachment A hereto is a table that sets forth for the Class V through Class IX HPU programs, the measurement period, the assumed stock price, the fair value as used, the valuation ranges using the Lehman Methodology and three valuation estimates using the Alternative Methodology based on the assumptions noted.
     We have evaluated the materiality of the compensation expense that would have been recorded in our historical financial statements if we had determined the fair value of our Class V through Class IX HPUs using the high end of the Alternative Methodology Range. Had the high-end fair values from the Alternative Methodology been used, the resulting impact on AIMCO Properties, L.P.’s earnings would range between 0.12% and 1.22% of annual net income during the years 2002 through 2006. The cumulative impact totals approximately $3.8 million at December 31, 2006. We hereby represent that the difference between the application of the Alternative Methodology and the Lehman Methodology presented on Attachment A, is not material to the consolidated financial statements of AIMCO Properties L.P or any line item in its financial statements during the years 2002 through 2006. This difference would not have masked a change in earnings or other trends, would not have caused us to miss Street expectations, would not have changed Aimco’s earnings from income to a loss in any period and did not involve concealment of an unlawful transaction. We believed and continue to believe that our valuation of the HPUs and related accounting treatment are and were reasonable and in conformity with generally accepted accounting principles.

United States Securities and Exchange Commission
February 15, 2007

     Unlike with the Class V-IX HPU programs, the valuation models for the Class I-IV HPU programs are not available. As a result, we are not able to provide comparable information for these earlier programs. We believe that the valuation methodology for these earlier programs was comparable with the methodology used for the Class V-IX programs.
     If you have further questions regarding the information provided, please contact me or Amy Bowerman Freed at (212) 918-8270.

Sincerely,
/s/ Thomas M. Herzog

Thomas M. Herzog Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy Bowerman Freed
Miles Cortez

ATTACHMENT A

	Measurement Period	Assumed	Fair Value As	Lehman Methodology Range	Alternative	Alternative	Alternative
		Stock	Used		Methodology[1]	Methodology[2]	Methodology[3]
		Price
HPU V	1/1/2002-12/31/2004	$45.19	$1,066,000	$625,000 to $1,425,000	$727,000	$1,462,000	$1,929,000
HPU VI	1/1/2003-12/31/2005	$37.00	$985,000	$620,000 to $1,490,000	$641,000	$1,290,000	$1,702,000
HPU VII	1/1/2004-12/31/2006	$34.50	$915,000	$580,000 to $1,380,000	$800,000	$1,610,000	$2,124,000
HPU VIII	1/1/2005-12/31/2007	$37.49	$780,000	$470,000 to $1,120,000	$759,000	$1,528,000	$2,016,000
HPU IX	1/1/2006-12/31/2008	$38.54	$875,000	$550,000 to $1,320,000	$875,000	$1,761,000	$2,323,000

[1]	The low end of the Alternative Methodology range assumes a discount rate of 50% for the three-year measurement period and a liquidity discount of 50% on any HPUs received at the conclusion of the measurement period.

[2]	These data points from the Alternative Methodology range assume a discount rate of 36% for the three-year measurement period and a liquidity discount of 25% on any HPUs received at the conclusion of the measurement period.

[3]	The high end of the Alternative Methodology range assumes a discount rate of 24% for the three-year measurement period and a liquidity discount of 25% on any HPUs received at the conclusion of the measurement period.